VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

FURY GOLD MINES LIMITED
(the "Company")

The Company reports that the following matters were voted upon by the shareholders of the Company at the annual general and special meeting of the Company held on June 24, 2021 (the “Meeting”):

1.
The resolution to set the number of directors of the Company at seven (7) was approved by a simple majority. Shares voted by proxy represented 31,183,005 votes For and 246,120 votes Against.

2.
The following directors were elected, with the following voting results for each nominee:

DIRECTOR	FOR	WITHHELD
Ivan James Bebek	31,151,324	277,568
Michael Timmins	31,168,669	260,223
Jeffrey R. Mason	31,062,317	366,575
Steve Cook	31,152,061	276,831
Michael Hoffman	31,055,500	373,392
Alison S. Williams	30,140,945	1,287,947
Forrester A. Clark	30,160,652	1,268,240

3.
Deloitte, Chartered Professional Accountants, were appointed auditor of the Company. Shares voted by proxy represented 45,682,523 votes For and 410,075 votes Withheld.

4.
The Special Resolution to approve the amendment to the Articles was approved by a special majority. Shares voted by proxy represented 31,045,947 votes For and 383,177 votes Against.

There were non-votes recorded (but not voted) on each resolution as follows: (1.) 14,663,474 (2.) 14,663,707 per director; (3.) 1; and (4.) 14,663,475. Non-votes are discretionary votes given to a broker by a US beneficial holder but such votes are not allowed under Canadian Securities Regulations.